UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SUPERIOR ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34037	75-2379388
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1001 Louisiana Street, Suite 2900
Houston, TX		77002
(Address of principal executive offices)		(Zip Code)

William B. Masters

(713) 654-2200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This is the Conflict Minerals Report of Superior Energy Services, Inc. (including its subsidiaries, the “Company”) for calendar year 2018 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

The Company provides a wide variety of services and products to the energy industry related to the exploration, development and production of oil and natural gas. Accordingly, the Company undertook due diligence on the source and chain of custody of conflict minerals used in manufacturing its products in 2018. For those two products which were identified through its due diligence as containing conflict minerals, the Company then performed a Reasonable Country of Origin Inquiry (“RCOI”) reasonably designed to determine whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country.

In conducting its RCOI, the Company contacted those 93 suppliers who were identified in its initial supply chain risk assessment to establish the origin of the conflict minerals supplied to the Company. The Company was able to gather and review responses from 85 of its suppliers.

The Company conducted due diligence on the source and chain of custody of such conflict minerals, and has prepared the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD. Based on the Company’s due diligence to date, the Company has not received sufficient information from its suppliers to determine the country of origin for the conflict minerals contained in two of its products, or to confirm whether such conflict minerals were from recycled or scrap sources.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2018, is filed as Exhibit 1.01 hereto and is publicly available on the Company’s website, “www.superiorenergy.com.”

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERIOR ENERGY SERVICES, INC.

Date: May 31, 2019	By:	/s/ William B. Masters
William B. Masters
Executive Vice President and General Counsel

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